Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Clark Selects Westport's Juniper Engines for Forklifts

     - Customer Agreement Adds to Achievement in EPA Certification -

     VANCOUVER, Jan. 19 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that Clark Material Handling Asia
Ltd. (Clark) has selected Juniper Engines Inc. (Juniper) to supply 2.4L liquefied petroleum gas (LPG) engines for Clark's forklifts in the 1.5 to 3.3 tonne product range. Juniper's 2.4L engine recently achieved emissions certification by the U.S. Environmental Protection Agency (EPA) for U.S.
customers and is expected to commence shipping in the first half of 2010.
Juniper's products will be assembled in Korea and delivered to Clark's Korean facility to be installed into forklifts sold in North America, as well as other export markets.
     "The combination of Juniper's advanced engine which offers performance benefits for our customers, and strong engineering and customer support made our decision very straightforward," said Mr. Y. E. Kim, Purchasing Manager of
Clark.
     "Clark is an industry leader in product durability and customer support, and recognizes that Juniper's advanced performance and reliability combined with world class service is a winning combination," said Ian Scott, President of Juniper Engines Inc. "Our supply agreement with Clark marks the launch of our EPA-certified and non-certified engine solutions to a global customer base."
     Worldwide, Clark has one of the broadest product lines in the materials handling industry. Clark Material Handling Asia designs, manufactures, distributes, and supports 1.5 to 7.5 tonne internal combustion forklifts and
1.0 to 3 tonne counterbalanced and reach machines from its 312,000 sq. ft.
facility in Changwon, Korea. Clark has over 550 dealer locations worldwide with dealer representation in more than 80 countries servicing approximately
350,000 units in operation.

     About Juniper Engines Inc.

     Juniper Engines Inc. is a joint venture between wholly owned subsidiaries of Westport Innovations Inc. and SIT Group of Italy. Juniper's initial products are 2.4 litre and 2.0 litre LPG and CNG engine solutions for industrial applications such as forklifts. The company has sales and engineering support in North America, Europe, and Asia. The Juniper products are based on proven heritage and innovation to yield customer satisfaction resulting from higher achieved performance, reliability and durability, customer support and technical innovation. www.juniperengines.com

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty liquefied petroleum gas (LPG) engine solutions for industrial applications such as forklifts. www.westport.com

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone: (604)
718-2046, Email: invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 19-JAN-10